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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (AMENDMENT NO. 4)




                               Synergy Brands Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 per share
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                         (Title of Class of Securities)

                                    87159E303
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                                 (CUSIP Number)



         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (941) 263-8860
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 April 26, 2002
            --------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

----------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------------------                -------------------------------

CUSIP NO.  87159E303                   13D                          PAGE 2 OF 5
---------------------------------                -------------------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III             ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A)    []
                                                                     (b)    []
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3         SEC USE ONLY


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          ---------------
4         SOURCE OF FUNDS*
          PF-OO**
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR  2(E)

                                                                      []
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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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                                 7       SOLE VOTING POWER

                                         832,030***
                              --------------------------------------------------
                                 8       SHARED VOTING POWER

                                         533,394***
                              --------------------------------------------------

                                 9       SOLE DISPOSITIVE POWER

                                         832,030***
                              --------------------------------------------------

                                 10      SHARED DISPOSITIVE POWER

                                         533,394***
                              --------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,365,424
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          []
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          26.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D.
***SEE RESPONSE TO ITEM 5, HEREIN.


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                                                                     Page 3 of 5

AMENDMENT NO. 4 TO THE ORIGINAL REPORT ON SCHEDULE 13D

           Item 1. Security and Issuer

         This constitutes Amendment No. 4 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 26, 2001 (the "Statement"), relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands, Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

         Item 4. Purpose of the Transaction

         Miller considers his beneficial ownership reported herein of the 1,365,424 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns. The purpose of this Amendment is to report that since the filing of Amendment No. 3 to the Statement on April 5, 2002 ("Amendment No. 3"), Miller purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by Miller. Pursuant to the Company's Annual Report on Form 10K for the fiscal year ended December 31, 2001, the number of issued and outstanding Shares on March 31, 2002 was 5,050,484 (including the 100,000 Shares which Miller does not actually own, but has a right to purchase with respect to the warrants Miller beneficially owns, the "Warrants"). As a result of additional purchases of Shares since the filing of Amendment No. 3, Miller has acquired more than 1% of the outstanding Shares of the Company, and the percentage of Shares beneficially owned by Miller on April 30, 2002 was 26.5%.

       Item 5. Interest in Securities of the Issuer

       (a) Miller is deemed to beneficially own 1,365,424 Shares (26.5% of the outstanding Shares, based on 5,050,484 Shares outstanding, including the Warrants). As of the date hereof, 324,386 of such beneficially owned Shares are owned of record by Trust A-4; 47,008 of such beneficially owned Shares are owned of record by Trust C; 300,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including 60,000 Warrants); 136,600 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 395,430 of such beneficially owned Shares are owned of record by Miller directly (including 20,000 Warrants); and 162,000 of such beneficially owned Shares are owned of record by Dail Miller (including 20,000 Warrants).

       (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust A-4,Trust C and Dail Miller. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., and Miller directly.
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                                                                     Page 4 of 5

       (c) The table below details the purchases of Shares directly effected by Miller in the past 60 days.

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                                    TRUST A-4
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  Date of Transaction       Number of Shares Purchased       Price Per Share
-------------------------------------------------------------------------------
    March 13, 2002                   5,000                         $1.14
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    March 26, 2002                  35,738                         $1.00
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    April 25, 2002                  20,500                         $0.83
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                              LLOYD I. MILLER, III
-------------------------------------------------------------------------------
  Date of Transaction       Number of Shares Purchased       Price Per Share
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    March 26, 2002                  36,000                         $1.00
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    March 27, 2002                  67,778                         $1.00
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    March 28, 2002                  15,000                         $1.00
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    April 1, 2002                    4,200                         $1.00
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    April 23, 2002                  50,000                         $0.75
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    April 25, 2002                  20,500                         $0.83
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                                 MILFAM II, L.P.
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  Date of Transaction         Number of Shares Purchased     Price Per Share
-------------------------------------------------------------------------------
    March 14, 2002                  1,900                          $1.14632
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    March 27, 2002                 44,500                          $1.00
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    April 5, 2002                   6,800                          $1.00
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                                   DAIL MILLER
-------------------------------------------------------------------------------
  Date of Transaction         Number of Shares Purchased     Price Per Share
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    March 27, 2002                 60,000                          $1.00
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  (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of, such securities.


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                                                                     Page 5 of 5



         After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 3, 2002

                                             /S/ LLOYD I. MILLER, III
                                             -----------------------------------
                                             Lloyd I. Miller, III